Exhibit 99.1

COPA HOLDINGS FILES ANNUAL REPORT FORM 20-F

Panama, April 29, 2025 - Copa Holdings, S.A. (NYSE: CPA), has filed its annual report Form 20-F for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission.

The report is available in the investor relations section of Copa's website at www.copaair.com.

Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link:	https://copa.gcs-web.com/financial-information/sec-filings
Hard Copy Request Link:	https://copa.gcs-web.com/printed-materials

For more information, please contact Copa Holdings' Investor Relations in the “Contact Us” section of the company’s investor relations website: copa.gcs-web.com.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

CONTACT: Daniel Tapia – Panama
Director – Investor Relations
011 (507) 304-2774